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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
1934

For the fiscal year ended December 31, 2011

OR

[ ]      Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

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REQUIRED INFORMATION

I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II.      Exhibits:

         Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                         Consumer Portfolio Services, Inc. 401(k) Plan

Date:  June 28, 2012                                 By: /s/ Jeffrey P. Fritz
                                                                    Jeffrey P. Fritz
                                                                    Member, Benefits Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2011 and 2010

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee

Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/  HASKELL & WHITE LLP

June 28, 2012
Irvine, California

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

	2011	2010
Investments, at fair value (Notes 2, 3 and 4):
Interest bearing cash	$31,506	$25,182
Guaranteed interest account	2,145,277	2,344,133
Pooled separate accounts	8,781,212	9,056,728
Consumer Portfolio Services, Inc. common stock	667,770	799,037

Total investments, at fair value	11,625,765	12,225,080

Notes receivable from participants	760,091	612,671

Net assets available for benefits, at fair value	12,385,856	12,837,751

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	(151,599)	(166,724)

Net assets available for benefits	$12,234,257	$12,671,027

See accompanying notes to financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Contributions:
Employees	$722,166	$766,779
Employer (Note 1)	-	83,495
Employees’ individual rollover	-	12,398
Total contributions	722,166	862,672
Investments (Notes 2, 3 and 4):
Interest on interest bearing cash	45	51
Interest at contract value on guaranteed interest account	61,347	67,161
Net (depreciation) appreciation in fair value of pooled
separate accounts	(75,446)	1,131,393
Realized loss on sale of CPS, Inc. common stock	(74,891)	(307,661)
Unrealized (loss) gain on CPS, Inc. common stock	(147,882)	328,113
Investment expenses	(31,399)	(29,805)
Total investments	(268,226)	1,189,252
Interest on notes receivable from participants	30,199	31,153
Total additions	484,139	2,083,077

Deductions from net assets attributed to:
Benefits paid to participants	(896,662)	(1,417,547)
Administrative fees	(24,247)	(31,087)
Total deductions	(920,909)	(1,448,634)
Net (decrease) increase	(436,770)	634,443

Net assets available for benefits:

Beginning of year	12,671,027	12,036,584
End of year	$12,234,257	$12,671,027

See accompanying notes to financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS, Inc.) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the benefits committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and recordkeeper, hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service.  In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act.  Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $16,500 for each of the years ended December 31, 2011 and 2010, under the Internal Revenue Code (IRC) of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500.  Total discretionary cash matching contributions were $0 and $83,495 for the years ended December 31, 2011 and 2010, respectively.  In accordance with the Plan agreement, for the years ended December 31, 2011 and 2010, $0 and $292,760, respectively, of employer matching contributions were made from the reallocation of forfeited accounts and therefore not included in the statements of changes in net assets available for benefits. As of January 1, 2011, the Plan Sponsor suspended its discretionary match contribution.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(1)	Description of the Plan (continued)

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time.  Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 9.25%, with final payments due between January 2012 and May 2026.

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(1)	Description of the Plan (continued)

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to matching contributions must be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions.  As of December 31, 2011 and 2010, forfeited accounts totaled $9,017 and $14,932 respectively. Forfeitures were used to fund employer contributions during the year ended December 31, 2010.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of pooled separate accounts are valued at the net fair value of the underlying assets at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

In accordance with generally accepted accounting principles (GAAP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  In the event that the underlying agreements in the Plan’s investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreements in the foreseeable future. As required by GAAP, the statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(2)	Significant Accounting Policies (continued)

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses.  Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2011 and 2010, $31,399 and $30,538, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(g)	Recent Accounting Pronouncements

In January, 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements.” ASU 2010-06 clarifies existing fair value disclosure requirements and requires additional disclosures about fair value measurements. The guidance clarifies existing fair value disclosures about the level of disaggregation presented and about inputs and valuation techniques used to measure fair value for measurements that fall in either Level 2 or Level 3 of the fair value hierarchy. The additional disclosure requirements include disclosure regarding the amounts and reason for the significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and separate presentation of purchases, sales, issuances and settlements of items within Level 3 of the fair value hierarchy. This guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosures about Level 3 activity of purchases, sales, issuances and settlement, which is effective for reporting periods beginning after December 15, 2010. The Plan adopted the provisions of ASU 2010-06, as required, which did not have a material impact on its financial statements or presentation of accompanying disclosures.

In May, 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 converges the fair value measurement guidance in GAAP and International Financial Reporting Standards and is effective for reporting periods beginning after December 15, 2011. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements and presentation of accompanying disclosures.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis.  Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuation for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these assets based on their GAAP designated levels:

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3

Pooled separate accounts	$8,781,212	$-	$8,781,212	$-
Guaranteed interest account	2,145,277	-	-	2,145,277
CPS, Inc. common stock	667,770	667,770	-	-
Interest bearing cash	31,506	31,506	-	-
Total	$11,625,765	$699,276	$8,781,212	$2,145,277

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3

Pooled separate accounts	$9,056,728	$-	$9,056,728	$-
Guaranteed interest account	2,344,133	-	-	2,344,133
CPS, Inc. common stock	799,037	799,037	-	-
Interest bearing cash	25,182	25,182	-	-
Total	$12,225,080	$824,219	$9,056,728	$2,344,133

The fair value of pooled separate accounts was determined based on the observable net asset value of the underlying investments.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(3)	Investments (continued)

The fair value of the guaranteed interest account was determined based on the liquidation value calculated using an actuarial formula as defined under the terms of the contracts. The aforementioned actuarial formula takes into consideration the following factors: (i) the interest rate being earned by investments underlying the guaranteed interest account determined without regard to capital gains and losses, (ii) the assumed interest rate obtainable by MassMutual on new investments, and (iii) the asset flows of an investment with coupons and maturity characteristics based upon the rates defined under the terms of the contracts.

A reconciliation of the guaranteed interest account for the years ended December 31, 2011 and 2010 is as follows:

Balance, December 31, 2009	$2,443,358
Sales, net of purchases	(206,652)
Adjustment from contract value to fair value	75,734
Interest	67,161
Fees	(35,468)

Balance, December 31, 2010	2,344,133

Purchases	893,543
Sales	(1,102,408)
Adjustment from contract value to fair value	(15,125)
Interest	61,347
Fees	(36,213)
Balance, December 31, 2011	$2,145,277

Management may also be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. During the years ended December 31, 2011 and 2010, no other financial assets were measured at fair value on a non-recurring basis.

Because management did not elect the fair value option for any non-financial assets or liabilities, there were no other assets or liabilities that were measured at fair value during the years ended December 31, 2011 and 2010.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 201 and 2010

(3)	Investments (continued)

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits:

	As of December 31,
	2011		2010
Investment:
Guaranteed Interest Account	$2,145,277		$2,344,133
Select Indexed Equity (Northern Trust)	1,021,318		1,121,258
Select Aggressive Growth (Sands Cap/Delaware)	966,945		884,563
RetireSMART Moderate	871,892		874,732
Premier Main Street (OFI Inst)	858,042		884,384
Select PIMCO Total Return	739,048		686,245
CPS, Inc. Common Stock	667,770		799,037
International New Discovery (MFS)	*		650,054
Growth America (American)	*		645,264
RetireSMART Aggressive	*		629,418
Select Fundamental Value (Wellington)	*		597,869
Other investments individually less than 5%	4,355,473		2,108,123

	$11,625,765	$	$ 12,225,080

*	Investment did not constitute five percent or more for the applicable year.

The average yield for the guaranteed interest account was 2.73% and 2.81% for the years ended December 31, 2011 and 2010, respectively.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

(5)	Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The Internal Revenue Service (IRS) has determined and notified MassMutual Life Insurance Company by a letter dated May 11, 2009 that the

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2011 and 2010

(5)	Tax Status (continued)

form of the prototype plan is acceptable under section 401 of the Code for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

(6)	Party-in-interest

Certain Plan investments are managed by MassMutual. MassMutual is the custodian of these assets and provides record keeping services to the Plan and; therefore, these transactions qualify as permitted party-in-interest transactions.  The Plan Sponsor offers its common stock as an investment option and performs administrative functions at no cost.  These are also considered permitted party-in-interest transactions.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2011
Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	MassMutual	Guaranteed Interest Account - 3%	$ 1,993,678	$ 1,993,678
*	MassMutual	SIA-AX	829,756	1,021,318
*	MassMutual	SIA-AD	810,825	966,945
*	MassMutual	SIA-DM	734,907	871,892
*	MassMutual	SIA-O5	728,833	858,042
*	MassMutual	SIA-WZ	640,870	739,048
*	Consumer Portfolio Services
	Services, Inc.	CPS, Inc. common stock	1,329,744	667,770
*	MassMutual	SIA-HW	517,272	562,689
*	MassMutual	SIA-WR	473,673	560,529
*	MassMutual	SIA-AK	478,764	558,183
*	MassMutual	SIA-DA	478,018	523,827
*	MassMutual	SIA-LB	363,610	448,751
*	MassMutual	SIA-Y	241,469	302,173
*	MassMutual	SIA-OD	225,576	252,530
*	MassMutual	SIA-DC	206,684	245,154
*	MassMutual	SIA-WY	186,123	207,194
*	MassMutual	SIA-WT	174,827	189,710
*	MassMutual	SIA-DE	126,690	128,028
*	MassMutual	SIA-PH	96,926	102,358
*	MassMutual	SIA-NM	74,033	86,134
*	MassMutual	SIA-VB	79,903	77,801
*	MassMutual	SIA-RI	46,021	43,128
*	MassMutual	Interest bearing cash	31,506	31,506
*	MassMutual	SIA-AY	22,911	25,300
*	MassMutual	SIA-RV	7,025	7,209
*	MassMutual	SIA-RA	3,571	3,269
			10,903,215	11,474,166

*	Notes receivable from
	participants	4.25%-9.25%	-	760,091

			$ 10,903,215	$ 12,234,257

*	Denotes investment with party-in-interest.

See accompanying report of independent registered public accounting firm.